Confidential Treatment

Requested by Regions Financial Corporation

August 3, 2010

Via EDGAR

Ms. Sharon Blume

Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

Washington, D.C. 20549

Re:	Regions Financial Corporation

Form 10-K for the Fiscal year Ended December 31, 2009

Form 10-Q for the Period Ended March 31, 2010

File Number 000-50831

Ladies and Gentlemen:

Set forth below are our responses to your comments as requested in your letter of comment, dated July 20, 2010, addressed to me regarding your review of Regions Financial Corporation’s (“Regions” or the “Company”) Form 10-K for the fiscal year ended December 31, 2009 and Form 10-Q for the quarter ended March 31, 2010 (the “Filings”). Detailed responses are included in this letter after each question. New proposed disclosures are included in italics.

Certain confidential portions of this letter were omitted by means of redacting a portion of the text. The word “[REDACTED]” has been inserted in place of the portions omitted. Pursuant to the provisions of 17 C.F.R. §200.83, we have separately submitted a copy of this letter containing the redacted portions of this letter to the Staff and have requested confidential treatment for the redacted portions of this letter.

Form 10-K for the year ended December 31, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Allowance for Credit Losses, page 95

1.

We note your response to prior comment one from our letter dated June 10, 2010, including your statement that “there are no other consumer programs where [the Company] offers concessions requiring reporting as a TDR.” Please tell us whether you have other consumer loan modification program(s) in addition to the CAP program. If so, please tell us and revise future filings to

Confidential Treatment

Requested by Regions Financial Corporation

disclose the key features of all other loan modification program(s), including the types of modifications made (e.g. interest rate reduction, principal forgiveness, etc.), quantify the loans by loan type modified under the program(s), describe whether you expect to collect full contractual principal and interest on these modified loans, and clarify whether the program(s) provides short-term or long-term, or both, modifications.

Regions’ Response: CAP is Regions’ exclusive modification program for consumer borrowers. There are no other modification programs.

2.	We note your response to prior comment one from our letter dated June 10, 2010 regarding loan modifications made on commercial and investor real estate loans (“business services loans”).

Please address the following:

a.	Tell us and revise your proposed disclosure to clarify whether all loan modifications made on business services loans are considered to be troubled debt restructurings (TDR), and thus are disclosed in your TDR disclosure, or whether you have additional business service loans modification programs that you do not consider to be TDRs.

b.	If you do have other loan modification program(s) that you do not consider to be TDR programs, please disclose the key features of the program(s) including the types of modifications made, quantify the loans by loan type modified under the program(s), describe whether you expect to collect full contractual principal and interest on these modified loans, and clarify whether the program(s) provides short-term or long-term, or both, modifications.

c.	Please clarify whether you have formal policies related to any of your business services loan modification programs.

Regions’ Response: There are no programs for business services loan modifications. Regions has always offered restructuring as a workout alternative for troubled business services customers based on the individual situation of each customer. For example, as income producing investor real estate credits came under stress during 2009, Regions evaluated opportunities to assist these customers through A/B note restructurings. Regions has closed a small number of these modifications, all of which are included in our TDR disclosures. These modifications have proven difficult to close to date. Often, there are many factors involved, including additional collateral, interest rate adjustments, and the need for the borrower to legally agree to the modification. Accordingly, the number and dollar amounts of these types of restructurings have been limited.

Although not a modification program, for non-accrual business services loans, Regions will often grant adjusted payment terms, such as a short extension of term or interest-only terms for a limited period. These adjustments are offered as a temporary solution in order to facilitate the workout process. There is no forgiveness of principal or adjustment to interest rate; accordingly, the contractual cash flows discounted at the original note rate

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always equal the outstanding principal. Regions has concluded that these types of adjustments do not constitute TDRs. Additionally, Regions considers these non-accrual loans as impaired under applicable accounting literature. Because they are on non-accrual status, these credits are already included in the non-performing statistics within MD&A, as required by Guide 3.

Because there are no business services modification programs, Regions believes that our original proposed disclosure is sufficient.

As stated above, there are no business services loan modification programs, and as such no program policies. However, our commercial loan policy and accounting policy manuals do include TDR policies. Additionally, Regions has conducted training to educate credit managers and client service personnel as to the circumstances constituting a TDR and the accounting and reporting ramifications.

3.	We note your response to prior comment two from our letter dated June 10, 2010, including your statement that none of your modified consumer loans in your TDR disclosures were collateral-dependent at the time of modification. Please further modify your proposed disclosure to address the following:

a.	Clarify whether you have any loans that are considered troubled debt restructurings (TDR) under the CAP program that are currently collateral-based. If so, please disclose the amount and success rate of such loans.

b.	Clarify the circumstances under which you made loan modifications under each of your other loan modification programs. To that extent, please address whether any of the loans were collateral-dependent, impaired, etc. at the time of modification.

Regions’ Response: In order to participate in CAP, consumer borrowers must meet cash flow requirements to service the modified terms. As such, none of the restructured loans are considered collateral-dependent at the time of the modification. However, as the modified loans season, it is possible that the borrower will not be able to meet the modified payment terms, and will be subject to eventual foreclosure. A subset of the consumer TDRs meets these conditions. We believe that the best measure of collateral-dependent TDRs are those in excess of 180 days past due. At June 30, 2010, approximately $134 million in residential first mortgage TDRs (of approximately $1.1 billion total residential first mortgage TDRs) and approximately $8 million in home equity TDRs (of approximately $321 million total home equity TDRs) were in excess of 180 days past due. Regions does not track the success rate of this subset of TDRs. Regions evaluates recidivism for the CAP program in total and will disclose this measure as discussed in our previous response.

As stated above, CAP is the only loan modification program. Where restructuring is offered as a business services loan workout alternative, the restructured terms are based

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on the borrower’s ability to meet modified cash flow requirements. Regions does not restructure loans where the primary source of repayment is liquidation of collateral.

Regions proposes the following disclosure:

At June 30, 2010, approximately $134 million in residential first mortgage TDRs and approximately $8 million in home equity TDRs were in excess of 180 days past due and considered collateral-dependent.

4.	We note your response to prior comment four from our letter dated June 10, 2010. You state in your response that “most of the loans modified under the [CAP] program have never been on nonaccrual. Accordingly, given the positive impact of the restructuring on the likelihood of recovery of cash flows due under the modified terms, accrual status continues to be appropriate for these loans.” Please address the following:

a.	Further revise your proposed disclosure to specifically disclose all of the factors that you consider at the time a loan is restructured to determine whether the loan should accrue interest.

b.	For your troubled debt restructurings (TDR) that accrue interest at the time the loan is restructured, tell us in more detail how you determined the borrower was experiencing a “financial hardship” and, thus, the modification constitutes a TDR. For example, tell us whether a detailed review of the borrower’s financial condition was performed at the time of restructuring to support your determination.

Regions’ Response: It is not necessary for a borrower to be delinquent in order to qualify for CAP. Borrowers must submit written documentation as to why they cannot prospectively meet payment obligations, specifically referencing financial hardship. At the time of the CAP application, Regions also reviews documentation of the borrower’s personal financial condition to determine if cash flow to meet modified terms is adequate. There are three possible outcomes: 1) if Regions concludes that the borrower is experiencing difficulty but can meet the modified terms, then Regions proceeds with the restructuring; 2) if Regions determines that the customer cannot meet the modified terms, the restructuring is denied; or 3) if Regions determines that the borrower can adequately service existing payment obligations (i.e., there is no hardship), then CAP participation is denied. Regions’ goal is to complete the application and modification process as soon as possible in the lifecycle of the troubled loan. Regions has contacted many borrowers that are potential CAP participants before they become past due. In many cases, borrowers inquire if they might be eligible for the program before delinquency (for example, if a borrower loses a source of income, is using accumulated savings to service debt and has nearly exhausted savings). In creating CAP, Regions was able to use infrastructure established in dealing with the impact of Hurricane Katrina. Accordingly, Regions was able to mobilize the CAP effort to assist consumer customers relatively early in the most recent economic downturn. All of these factors produced assistance in the form of

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Requested by Regions Financial Corporation

restructured loans, where the customer never reached 180 days past due, and accordingly the loan was never placed on non-accrual.

Regions agrees to clarify the proposed disclosure as follows:

Modified loans are subject to policies governing accrual/non-accrual evaluation consistent with all other loans of the same product type. Consumer loans are subject to objective accrual/non-accrual decisions. Under these policies, loans subject to CAP are charged down to estimated value and placed on non-accrual status on or before the month in which the loan becomes 180 days past due. Because the program was designed to evaluate potential CAP participants as early as possible in the lifecycle of the troubled loan, many of the modifications are finalized without the borrower ever reaching 180 days past due, and with the loans having never been placed on non-accrual. Accordingly, given the positive impact of the restructuring on the likelihood of recovery of cash flows due under the modified terms, accrual status continues to be appropriate for these loans.

Form 10-Q for the period ended March 31, 2010

Note 7. Goodwill, page 17

5.	We note your response to prior comment seven from our letter dated June 10, 2010, regarding your discount rate and projected cash flows used in your goodwill impairment analysis. You disclose that the decrease in your discount rate was due primarily to “reductions in the company-specific risk premium, which was lowered as a result of updated forecasts that reduced uncertainty from the projected cash flows.” However, you also state in response to bullet point “c” that cash flow projections are produced for internal use and are not publicly disclosed. Given your continued net operating losses and the fact that you continue to participate in the U.S. Treasury’s TARP program, please tell us in greater detail specifically how you are able to support a decrease in the discount rate used in your goodwill impairment calculation. As part of your response, we again request that you tell us the cash flows used in your calculation. Please note that you may request confidential treatment under Rule 83 for any portion on your response.

Regions’ Response: As we stated in our response, the company-specific risk premium is a qualitative factor that management estimates. This factor is meant to compensate for projection risk related to the uncertainty of timing and levels of cash flows resulting from credit losses and net income forecasts. In the first quarter of 2010, Regions gained significant clarity regarding circumstances surrounding its cash flow projections since its goodwill impairment testing in 2009. This clarity came in the form of (1) increases in the confidence level of our credit forecasting as a result of moving through the credit cycle, (2) de-risking of Regions’ balance sheet, (3) improving non-credit business trends from our annual test in the fourth quarter of 2009 to the first quarter of 2010, (4) improving

Confidential Treatment

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market capitalization and the valuations of loans, and (5) meeting our core financial forecasts for the first four months of 2010. Each factor is further discussed below.

Since the second quarter of 2009, multiple loss projections were published by industry analysts, regulators and other observers that speculated the level of loan losses Regions would experience for the combined 2009 and 2010 periods. These loss estimates were as high as $9 billion, as low as $4 billion and differed from the Company’s projected range of losses of between $3.4 billion and $5.9 billion. The wide range of loss estimates by the industry is evidence of the uncertainty that existed throughout 2009. As the first quarter of 2010 progressed, it became evident in the opinion of management that the level of loan losses during this period would be within the range of the Company’s estimate and not exceed the range. Also, in the first quarter of 2010, Regions’ management stated that internally risk-rated problem loans had declined since the fourth quarter of 2009, which was the first decline since 2006. Additionally, gross non-performing asset (NPA) migration declined in the fourth quarter of 2009 and first quarter of 2010. Gross NPA migration actually appeared to peak in the second quarter of 2009, and the first quarter of 2010 was the third straight quarter of declines in gross NPA migration. Gross NPA migration is a leading indicator of actual net charge-offs, which reached a plateau from the third quarter of 2009 to the first quarter of 2010.

In the fourth quarter of 2009, Regions exited almost 100% of its available for sale investments of non-agency residential mortgage-backed, commercial mortgage-backed, and municipal securities. The proceeds from these sales have been largely reinvested in agency mortgage-backed securities, which now constitute approximately 98% of our securities portfolio. From the third quarter of 2009 to the first quarter of 2010, our exposure to investor real estate, our most risky category of loans, declined $2 billion or 10%.

Additionally, in the first quarter the economy as a whole appeared to reach some level of growth, signaling that the economy was turning towards a more positive outlook. Our net interest margin improved for the first quarter, and management publicly stated a goal of a 3% net interest margin by the end of 2010. Interest-bearing deposits experienced a significantly positive shift from high-cost interest-bearing CDs to lower-cost money market accounts. This resulted in declines of 15 basis points in deposit costs in the first quarter of 2010. Deposit growth also increased by an annualized 7% from the annual test date in fourth quarter of 2009 to the end of the first quarter of 2010. This deposit growth led us to a strong liquidity position at the end of the first quarter of 2010, as evidenced by a loan to deposit ratio of 90% compared to 98% at the end of the third quarter of 2009.

Regions’ actual market capitalization increased by approximately $2 billion from the date of our annual test to the end of the first quarter of 2010. The fair value of Regions’ loan portfolio increased approximately 3 percentage points (an 18% increase) from the annual test to the end of the first quarter of 2010.

Confidential Treatment

Requested by Regions Financial Corporation

As these events were unfolding, management finalized its 2010 budget process early in the first quarter of 2010. Accordingly, our goodwill impairment test conducted in the first quarter of 2010 included these updated financial projections. By the time we filed our Form 10-Q for the first quarter of 2010, Regions had met its core financial projections for the first four months of the 2010 year.

Based on these factors, Regions believed that the specific risks related to the uncertainty of cash flows were reduced during the first quarter of 2010. These specific factors led us to reduce the overall company-specific risk premium.

[REDACTED]

6.	We note your response to prior comment seven from our letter dated June 10, 2010. Specifically, we note that the revenue growth rate you used in your goodwill impairment analysis [REDACTED], from [REDACTED] at June 30, 2009 to [REDACTED] at March 31, 2010. [REDACTED]

Regions’ Response: [REDACTED]

7.	We note your response to bullet points “d”, “e” and “f” of prior comment seven from our letter dated June 10, 2010. We note in your response and proposed disclosures that you state there is a general “uncertainty” with any long-term projections used in your analysis, and discuss general economic and industry factors that could potentially result in a negative impact to your goodwill impairment analysis. Please further expand your proposed disclosures to discuss specific factors, trends or other uncertainties that relate directly to your Company and operations that could reasonably be expected to negatively affect your key assumptions and analysis.

Regions’ Response: Regions proposes the following disclosure in addition to the proposed disclosures from our prior response:

Specific factors as of the date of filing of our financial statements that could negatively impact the assumptions used in assessing goodwill for impairment include: disparities in the level of fair value changes in net assets compared to equity; adverse business trends resulting from litigation and/or regulatory actions; increasing FDIC premiums; higher loan losses resulting from a double-dip recession or deflation; lengthened forecasts of unemployment in excess of 10% beyond 2011; future increased minimum regulatory capital requirements above current thresholds (refer to Note[X], Regulatory Capital Requirements and Restrictions for a discussion of current minimum regulatory capital requirements); future federal rules and regulations resulting from the Dodd-Frank Wall Street Reform and Consumer Protection Act; and/or a protraction in the current low level of interest rates beyond 2011.

Confidential Treatment

Requested by Regions Financial Corporation

In addition to the disclosures above, Regions proposes to disclose in MD&A the following:

Should the fair value of net assets increase more rapidly than the fair value of the equity within Regions’ Banking/Treasury reporting unit, the outcome of the goodwill impairment test could be negatively affected in future periods.

8.	Please tell us and revise future filings to disclose the ratio of fair value to book value for each of your reporting segments that has a goodwill balance outstanding at any period end presented (e.g. General Banking/Treasury, Investment Banking/Brokerage Trust, Insurance).

[REDACTED]

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Regions acknowledges its responsibility for the adequacy and accuracy of the disclosures in the Filings and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings. However, notwithstanding our response to Staff questions or agreeing to different or additional disclosures, Regions continues to believe that our prior disclosures were appropriate. Regions also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. If you have any questions concerning our response to your comment letter, please contact me at (205) 326-4972.

Sincerely,

/s/ Hardie B. Kimbrough, Jr.
Hardie B. Kimbrough, Jr. Executive Vice President and Controller

cc:	Brittany Ebbert

SEC, Division of Corporation Finance

Appendix A

Confidential Treatment

Requested by Regions Financial Corporation

[REDACTED]